

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

Via E-mail
John D. Sheehan
Executive Vice President and Chief Financial Officer
Mylan N.V. c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re: Mylan N.V.**
> **Amendment No. 2 to the Registration Statement on Form S-4**
> **Filed July 16, 2015**
> **File No. 333-203873**

Dear Mr. Sheehan:

We have reviewed your response letter dated July 24, 2015 responding to our comment letter dated July 22, 2015 and we have the following additional comment.

1. We note your response to prior comment 2, including the short time period between the date that Mr. Piatt effectively sold his interest in the Parking Lot Parcel (by swapping such interest with IMI's interest in the smaller parcel of land referenced in your response) and the date that Mylan began negotiations to acquire the Parking Lot Parcel. Please provide additional detail and legal analysis regarding the reasons you believe that the 2015 land transaction was not a transaction with a related person for which disclosure would be required pursuant to Item 404(a) of Regulation S-K. For example, although Mylan started negotiations with IMI in January 2015, when Mr. Piatt no longer had any ownership interest in the Parking Lot Parcel, please indicate whether and when Mylan and Mr. Piatt had engaged in any discussions prior to January 2015 regarding Mylan's interest in acquiring the Parking Lot Parcel. In responding to this comment and providing your legal analysis, please also address the following statements found in Item 404 and Release 33-8732-A (November 7, 2006):
    - "…a transaction includes, but is not limited to, any financial transaction, arrangement or relationship…or any *series* of similar transactions, arrangements or relationships" (emphasis added). (Instruction 2 to Item 404(a))
    - "The purpose of [changing the test of company involvement from being a 'party' to a transaction to being a 'participant' in a transaction]…is to more accurately connote the company's involvement in a transaction by clarifying that being a 'participant' encompasses situations where the company benefits from a transaction but is not technically a contractual 'party' to the transaction." (Release 33-8732-A section V.A.1) Address not only the benefit of Mylan acquiring the land parcels but also the resulting benefit of maintaining Mr. Piatt's status as an independent director.

- "disclosure would be required if a company benefits from a transaction with a related person that the company has arranged and in which it participates, *notwithstanding the fact that it is not a party to a contract*" (emphasis added). (Release 33-8732-A at footnote 418).
- "We have defined the terms 'transaction,' 'related person' and 'amount involved' substantially as proposed in order to streamline Item 404(a) and to clarify *the broad scope* of financial transactions and relationships covered by the rule (emphasis added)." (Release 33-8732-A section V.A.1.b)

Please contact Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, Alla Berenshteyn at (202) 551-4325, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Thomas E. Dunn, Esq.
Cravath, Swaine & Moore LLP